ITEM 2: MATERIALS PUBLISHED ON X.COM
March 18, 2025

Make U.S. Steel Great Again ✔
@MakeUSSGreat

Today, Ancora reiterated its call for @U_S_Steel Board of Directors to delay the 2025 Annual Meeting until stakeholders can gain much-needed clarity pertaining to the blocked sale to @nippon_steel_. We encourage fellow stakeholders to share their independent views about the impact of U.S. Steel holding its Annual Meeting prior to more information coming to light about the blocked transaction and leadership's plans.

View our statement: bit.ly/428KeZX #MUSSGA

More important information here:
makeussteelgreatagain.com/disclaimer



MAKE U.S. STEEL
GREAT AGAIN

Ancora Reiterates Call for
U.S. Steel's Board of Directors
to Delay the 2025 Annual
Meeting of Stockholders

MakeUSSteelGreatAgain.com

8:52 AM · Mar 18, 2025

ITEM 3: MATERIALS PUBLISHED ON LINKEDIN
March 18, 2025



Ancora Holdings Group
3,363 followers
now · 🌐

Today, Ancora reiterated its call for United States Steel Corporation Board of Directors to delay the 2025 Annual Meeting until stakeholders can gain much-needed clarity pertaining to the blocked sale to Nippon Steel Corporation. We encourage fellow stakeholders to share their independent views about the impact of U.S. Steel holding its Annual Meeting prior to more information coming to light about the blocked transaction and leadership's plans.

View our statement: https://bit.ly/428KeZX

More important information here: https://lnkd.in/duPtWk6q



MAKE U.S. STEEL
GREAT AGAIN

Ancora Reiterates Call for
U.S. Steel's Board of Directors
to Delay the 2025 Annual
Meeting of Stockholders

MakeUSSteelGreatAgain.com

⋀ ▾   👍 Like   💬 Comment   🔁 Repost

**ITEM 4: EMAIL SENT TO SUBSCRIBERS OF
WWW.MAKEUSSTEELGREATAGAIN.COM
March 18, 2025**

Subject: Ancora Reiterates Call for U.S. Steel to Delay Annual Meeting

Fellow Stakeholder:

Ancora has reiterated its call for U.S. Steel's Board of Directors to delay the 2025 Annual Meeting so that stakeholders can gain much-needed clarity pertaining to the blocked sale to Nippon. The Company's sparse proxy statement and nebulous Form 8-K on March 17th about engagement with the federal government have only served to raise more questions about the blocked transaction.

VIEW OUR STATEMENT

We encourage fellow stakeholders to share their independent views about the impact of the U.S. Steel Annual Meeting being held prior to more information coming to light about the blocked Nippon transaction and leadership's plans.

Sincerely,
Ancora Holdings

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Ancora Catalyst Institutional, LP ("Ancora Catalyst Institutional"), together with the other participants named herein, has filed a preliminary proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of Ancora Catalyst Institutional's slate of highly-qualified director nominees at the 2025 annual meeting of stockholders of United States Steel Corporation, a Delaware corporation (the "Company").
ANCORA CATALYST INSTITUTIONAL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the anticipated proxy solicitation are expected to be Ancora Catalyst Institutional, Ancora Bellator Fund, LP ("Ancora Bellator"), Ancora Catalyst, LP ("Ancora Catalyst"), Ancora Merlin Institutional, LP ("Ancora Merlin Institutional"), Ancora Merlin, LP ("Ancora Merlin"), Ancora Impact Fund LP Series CC ("Ancora Impact CC"), Ancora Impact Fund LP Series DD ("Ancora Impact DD"), Ancora Alternatives LLC, ("Ancora Alternatives"), Ancora Holdings Group, LLC ("Ancora Holdings"), Fredrick D. DiSanto, Jamie Boychuk, Robert P. Fisher, Jr., Dr. James K. Hayes, Alan Kestenbaum, Roger K. Newport, Shelley Y. Simms, Peter T. Thomas, and David J. Urban.

As of the date hereof, Ancora Catalyst Institutional directly beneficially owns 440,932 shares of common stock, par value $1.00 per share (the "Common Stock"), of the Company, 100 shares of which are held in record name. As of the date hereof, Ancora Bellator directly beneficially owns 239,599 shares of Common Stock. As of the date hereof, Ancora Catalyst directly beneficially owns 47,919 shares of Common Stock. As of the date hereof, Ancora Merlin Institutional directly beneficially owns 444,898 shares of Common Stock. As of the date hereof, Ancora Merlin directly beneficially owns 45,415 shares of Common Stock. As of the date hereof, Ancora Impact CC directly beneficially owns 518,909 shares of Common Stock. As of the date hereof, Ancora Impact DD directly beneficially owns 286,169 shares of Common Stock. As of the date hereof, Mr. DiSanto directly beneficially owns 10,000 shares of Common Stock. As of the date hereof, Mr. Kestenbaum directly beneficially owns 500,000 shares of Common Stock. As the investment advisor and general partner to each of Ancora Catalyst Institutional, Ancora Bellator, Ancora Catalyst, Ancora Merlin Institutional, Ancora Merlin, Ancora Impact CC, Ancora Impact DD and certain separately managed accounts (the "Ancora Alternatives SMAs"), Ancora Alternatives may be deemed to beneficially own the 440,932 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, 47,919 shares of Common Stock beneficially owned directly by Ancora Catalyst, 239,599 shares of Common Stock beneficially owned directly by Ancora Bellator, 444,898 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, 45,415 shares of Common Stock beneficially owned directly by Ancora Merlin, 518,909 shares of Common Stock beneficially owned directly by Ancora Impact CC, 286,169 shares of Common Stock beneficially owned directly by Ancora Impact DD and 490,030 shares of Common Stock held in the Ancora Alternatives SMAs. As the sole member of Ancora Alternatives, Ancora Holdings may be deemed to beneficially own the 440,932 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, 47,919 shares of Common Stock beneficially owned directly by Ancora Catalyst, 239,599 shares of Common Stock beneficially owned directly by Ancora Bellator, 444,898 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, 45,415 shares of Common Stock beneficially owned directly by Ancora Merlin, 518,909 shares of Common Stock beneficially owned directly by Ancora Impact CC, 286,169 shares of Common Stock beneficially owned directly by Ancora Impact DD and 490,030 shares of Common Stock held in the Ancora Alternatives SMAs. As the Chairman and Chief Executive Officer of Ancora Holdings, Mr. DiSanto may be deemed to beneficially own the 440,932 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, 47,919 shares of Common Stock beneficially owned directly by Ancora Catalyst, 239,599 shares of Common Stock beneficially owned directly by Ancora Bellator, 444,898 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, 45,415 shares of Common Stock beneficially owned directly by Ancora Merlin, 518,909 shares of Common Stock beneficially owned directly by Ancora Impact CC, 286,169 shares of Common Stock beneficially owned directly by Ancora Impact DD and 490,030 shares of Common Stock held in the Ancora Alternatives SMAs. As of the date hereof, Messrs. Boychuk, Fisher, Newport, Thomas, and Urban, Dr. Hayes and Ms. Simms do not beneficially own any shares of Common Stock.

**ITEM 5: MATERIALS PUBLISHED ON
WWW.MAKEUSSTEELGREATAGAIN.COM
March 18, 2025**



Resources

Important Materials

 **Ancora Reiterates Call for U.S. Steel's Board of Directors to Delay the 2025 Annual Meeting of Stockholders**
MARCH 18, 2025 / BUSINESS WIRE

 **Letter to the U.S. Steel Board re: Delaying the 2025 Annual Meeting**
FEBRUARY 27, 2025

 **Ancora Urges U.S. Steel's Board of Directors to Delay the 2025 Annual Meeting of Stockholders**
FEBRUARY 27, 2025

 **Presentation: A U.S. Solution for U.S. Steel**
FEBRUARY 19, 2025 / INVESTOR WEBINAR

 **Presentation Replay: A U.S. Solution for U.S. Steel**
FEBRUARY 19, 2025 / VIDEO

 **220 Demand Letter**
FEBRUARY 18, 2025 / ANCORA TO U.S. STEEL

 **Ancora Announces Investor Conference Call and Releases 220 Demand Letter Sent to the Board of Directors of U.S. Steel**
FEBRUARY 18, 2025 / BUSINESS WIRE

 **Ancora Issues Letter to U.S. Steel's Board of Directors Following Failed Attempts to Resurrect the Dead Nippon Transaction**
FEBRUARY 10, 2025 / BUSINESS WIRE

 **Ancora Nominates Majority Slate of Director Candidates and Proposes Industry Legend Alan Kestenbaum as New CEO to Turn Around U.S. Steel**
JANUARY 27, 2025 / BUSINESS WIRE



MAKE U.S. STEEL
GREAT AGAIN

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March 18, 2025**























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Ancora Reiterates Call for U.S. Steel's Board of Directors to Delay the 2025 Annual Meeting of Stockholders

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Ancora Issues Letter to U.S. Steel's Board of Directors Following Failed Attempts to Resurrect the Dead Nippon Transaction

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